

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
John G. Finneran, Jr.
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

> **Re: Capital One Auto Receivables, LLC**
> **Registration Statement on Form S-3**
> **Filed March 24, 2014**
> **File No. 333-194764**

Dear Mr. Finneran:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. We note that you may issue asset-backed certificates under the pending registration statement. On April 3, 2012, a federal district court in the Southern District of New York rule, in denying a motion to dismiss, that the Trust Indenture Act of 1939 applies to mortgage-backed securities in the form of certificates. Please describe what consideration you have given to its application.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Issuing Entity Property, page S-5

4. We note the bracketed language indicating that the registrant will "[i]nsert data regarding the number of pool assets that would be credit-related exceptions to the underwriting criteria and a description of the nature of the exceptions, *to the extent the number of credit-related exceptions materially exceeds 3% of the pool assets*" (emphasis added). Item 1111(a)(8) requires disclosure if <u>any</u> assets in the pool deviate from the disclosed underwriting criteria and does not contemplate a percentage or materiality threshold. Please revise to comply with the disclosure requirements under Item 1111(a)(8). See also Securities Act Rule 193.

Part II Information Not Required In Prospectus

Item 17. Undertakings

5. We note your Item 512(l) undertaking in which you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

Signatures

6. Please revise the signature page to identify the principal executive officer, principal financial officer and controller or principal accounting officer of the depositor. Please see General Instruction V.B. and Instruction 1 to the Signatures section of Form S-3.

Exhibit Index

7. Please revise the incorporation by reference description for Exhibit 3.1 to clarify the filing that contains the document you are incorporating by reference into this registration statement. See Item 10(d) of Regulation S-K.

Exhibits

Exhibit 8.1

8. We note that counsel's opinion expressly disclaims any obligation to update or modify their opinion. Please have counsel revise their opinion to remove the disclaimer as we view such a disclaimer of any obligation to update or modify the opinion as inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kayla Florio, Attorney-Advisor at (202) 551-3490 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

Cc: Christy Freer, Capital One Financial Corporation
      Amanda Baker, Mayer Brown LLP